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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Compania Anonima Nacional
                 Telefonos de Venezuela

Title of Class of Securities:  Class D Shares

CUSIP Number:  P3055Q103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

  Mr. Dimitrijevic, c/o Everest Capital Limited, Corner House,
           20 Parliament St., Hamilton HM 12, Bermuda

     (Date of Event which Requires Filing of this Statement)

                         April 14, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. P3055Q103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         Class D Shares: 19,522,300


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         Class D Shares: 19,522,300


10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         Class D Shares: 19,522,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         6.22%

14. Type of Reporting Person

         CO

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that Everest Capital Limited's (the "Reporting Person") ownership of Class D shares (the "Shares") of Compania Anonima Nacional Telefonos de Venezuela (the "Issuer") has increased from 5.16% to 6.22% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(c) above, the Reporting Person exercises investment discretion with respect to the capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. In that capacity, the Reporting Person purchased the Shares, which are the subject of this Schedule 13D, on behalf of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. for an aggregate purchase price of $59,461,711.53. The funds for the purchase of the Shares came from the working capital of Everest Capital Fund, L.P., Everest Capital International Ltd. and Everest Frontier Fund, L.P. or from margin loans entered into in the ordinary course of business.

Item. 4  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's Prospectus dated November 21, 1996 there were 313,936,792 Shares outstanding. As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 19,522,300 Shares (of which 14,622,300 Shares are owned through 2,088,900 American Depository Receipt Shares ("ADR Shares"), each representing seven Shares, and 4,900,000

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              Shares owned through options to purchase 700,000
              ADR Shares). Therefore, the Reporting Person is deemed to beneficially own 6.22% of the outstanding
              Shares.

         (b) The Reporting Person has the sole power to vote and dispose of all the shares held by the above mentioned entities.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to April 14, 1997 were effected in open-market transactions and are set forth in Exhibit A hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Schedule of Transactions in the Shares
                      in the sixty days prior to April 14,
                      1997 effected by the Reporting Person.




         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 1997
____________________________
Date


Everest Capital Limited


/s/ Marko Dimitrijevic

Title: President



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                            EXHIBIT A

                    SCHEDULE OF TRANSACTIONS

                                       Price Per Share
                   Shares Acquired       (Excluding
Date               or (sold)             Commission)
____               _______________     _____________

3/3/97                 20,000            $30.80
3/5/97                75,000*             30
3/6/97                 18,000             28.63
3/6/97               150,000*             30
3/7/97               (350,000)            29.07
3/7/97               100,000*             30
3/12/97                50,000             27
3/13/97              100,000*             30
3/21/97              (125,000)**          30
4/2/97                 41,000             28.93
4/3/97                 50,000             29.49
4/4/97                 40,000             29.59
4/8/97                 40,000             30.74
4/9/97                 62,500             30.98
4/9/97                 37,500             30.88
4/10/97               50,000*             30
4/11/97                75,000             29.42
4/14/97                60,000             29.10
4/15/97                30,000             29.38
4/16/97                50,000             29.43
4/18/97              (100,000)**          30
___________

* Transaction was a purchase of options to purchase ADR Shares.

** Transaction was the expiration of options to purchase ADR
Shares.

















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